UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*
            DISCOVERY COMM CL C



(Name of Issuer)
Common Stock



(Title of Class of Securities)
25470F302



(CUSIP Number)
December 31, 2012



(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)



      CUSIP No. 25470F302

      1. NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Harris Associates L.P.
      04-3276558

      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]
      (b) [ ]
      3. SEC USE ONLY
      4. CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      5. SOLE VOTING POWER 11,130,329
      6. SHARED VOTING POWER 0
      7. SOLE DISPOSITIVE POWER  11,130,329
      8. SHARED DISPOSITIVE POWER 0
      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,130,329

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      [ ]

      11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.66%

      12. TYPE OF REPORTING PERSON

      IA




      CUSIP No. 25470F302

      1. NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Harris Associates Inc.
      04-3276549

      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]
      (b) [ ]

      3. SEC USE ONLY
      4. CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      5. SOLE VOTING POWER 11,130,329
      6. SHARED VOTING POWER 0
      7. SOLE DISPOSITIVE POWER  11,130,329
      8. SHARED DISPOSITIVE POWER 0
      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,130,329

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      [ ]

      11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.66%

      12. TYPE OF REPORTING PERSON

      CO




      Item 1.
      (a) Name of Issuer
      DISCOVERY COMM CL A
      (b) Address of Issuer's Principal Executive Offices
      12300 Liberty Blvd., Englewood CO 80112

      Item 2.
      (a) Name of Person Filing
      Harris Associates L.P. ("Harris")
      Harris Associates Inc. ("General Partner")
      (b) Address of Principal Business Office or, if None, Residence
      Both Harris and the General Partner maintain their principal offices at:
      Two North LaSalle Street, Suite 500, Chicago IL 60602-3790
      (c) Citizenship
      Harris is a Delaware limited partnership.
      The General Partner is a Delaware corporation.
      (d) Title of Class of Securities
      Common Stock
      (e) CUSIP Number
      25470F302

      Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
      (a) [ ] Broker or dealer registered under Section 15 of the Act
      (15 U.S.C.78o).
      (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
      (e) [X] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
      (g) [ ] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company
      Act of 1940 (15 U.S.C. 80a-3);
      (j) [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

      Item 4. Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
      (a) Amount Beneficially Owned:

      By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares: 11,130,329

      Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.
      (b) Percent of Class:
      4.66%
      (c) Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote 11,130,329
      (ii) shared power to vote or to direct the vote 0
      (iii) sole power to dispose or to direct the disposition of 11,130,329
      (iv) shared power to dispose or to direct the disposition of 0

      Item 5. Ownership of Five Percent or Less of Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

      Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not Applicable

      Item 8. Identification and Classification of Members of the Group. Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

      Item 9. Notice of Dissolution of Group.
      Not Applicable

      Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      By: /s/ Janet L. Reali

      --------------------------------------

      Date: February 13, 2013

      Name: Janet L. Reali

      Title: General Counsel


      *Harris Associates, Inc., for itself and, as General partner of Harris Associates L.P.